

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Lorin Crenshaw
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, KS 66210

  Re: Compass Minerals International, Inc.
    Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
    Filed November 30, 2021
    File No. 001-31921

Dear Lorin Crenshaw:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation